UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 15, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated April 15, 2023 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the audited standalone and consolidated financial results of the Bank for the year ended March 31, 2023.

April 15, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on April 15, 2023

We enclose herewith the audited standalone and consolidated financial results of the Bank for the year ended March 31, 2023 (“Results”), along with segment reporting, Press Release and the Audit Report of the Joint Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held today.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2023

		(₹ in lac)
		Quarter ended			Year ended
		31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
	Particulars	Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	4511936	4270777	3344872	16158555	12775311
	a) Interest / discount on advances / bills	3564278	3364141	2590886	12709586	9851202
	b) Income on investments	837644	803922	657653	3131116	2604613
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	30865	23166	69545	99679	255237
	d) Others	79149	79548	26788	218174	64259
2	Other income	873118	849984	763706	3121483	2950990
3	Total Income (1)+(2)	5385054	5120761	4108578	19280038	15726301
4	Interest Expended	2176753	1971994	1457598	7474331	5574354
5	Operating Expenses (i)+(ii)	1346211	1246360	1015279	4765209	3744219
	i) Employees cost	436206	412623	314464	1551236	1203169
	ii) Other operating expenses	910005	833737	700815	3213973	2541050
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	3522964	3218354	2472877	12239540	9318573
7	Operating Profit before Provisions and Contingencies (3)-(6)	1862090	1902407	1635701	7040498	6407728
8	Provisions (other than tax) and Contingencies	268537	280644	331235	1191967	1506183
9	Exceptional Items	—	—	—	—	—
10	Profit from Ordinary Activities before tax (7)-(8)-(9)	1593553	1621763	1304466	5848531	4901545
11	Tax Expense	388808	395814	298948	1437660	1205412
12	Net Profit from Ordinary Activities after tax (10)-(11)	1204745	1225949	1005518	4410871	3696133
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit for the period (12)-(13)	1204745	1225949	1005518	4410871	3696133
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55797	55768	55455	55797	55455
16	Reserves excluding revaluation reserves				27964105	23953838
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.26%	17.66%	18.90%	19.26%	18.90%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.60	21.99	18.14	79.25	66.80
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.49	21.89	18.04	78.89	66.35
	(iv) NPA Ratios:
	(a) Gross NPAs	1801903	1876390	1614096	1801903	1614096
	(b) Net NPAs	436843	502427	440768	436843	440768
	(c) % of Gross NPAs to Gross Advances	1.12%	1.23%	1.17%	1.12%	1.17%
	(d) % of Net NPAs to Net Advances	0.27%	0.33%	0.32%	0.27%	0.32%
	(v) Return on assets (average) - not annualized	0.53%	0.56%	0.52%	2.07%	2.03%
	(vi) Net worth	27306304	26039935	23361381	27306304	23361381
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—
	(ix) Debt Equity Ratio	0.39	0.28	0.33	0.39	0.33
	(x) Total Debts to Total Assets	8.38%	9.18%	8.93%	8.38%	8.93%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Year ended
		31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury	948254	955078	789877	3432291	3438512
b)	Retail Banking:	4016052	3530186	3074825	14227315	11518991
	(i) Digital Banking*	51	13		64
	(ii) Other Retail Banking	4016001	3530173		14227251
c)	Wholesale Banking	2653476	2537451	1768754	9181732	6648293
d)	Other Banking Operations	697775	656735	553595	2597931	2149621
e)	Unallocated	109180	104476	(1218)	254876	(1218)
	Total	8424737	7783926	6185833	29694145	23754199
	Less: Inter Segment Revenue	3039683	2663165	2077255	10414107	8027898

	Income from Operations	5385054	5120761	4108578	19280038	15726301

2	Segment Results
a)	Treasury	104312	77494	138376	209649	893951
b)	Retail Banking:	397648	440906	409644	1416354	922324
	(i) Digital Banking*	(37)	(48)		(85)
	(ii) Other Retail Banking	397685	440954		1416439
c)	Wholesale Banking	855913	849435	615697	3364199	2505301
d)	Other Banking Operations	294814	255164	168845	968453	738648
e)	Unallocated	(59134)	(1236)	(28096)	(110124)	(158679)

	Total Profit Before Tax	1593553	1621763	1304466	5848531	4901545

3	Segment Assets
a)	Treasury	64110856	65748834	55176734	64110856	55176734
b)	Retail Banking:	75606877	67126656	61946820	75606877	61946820
	(i) Digital Banking*	4022	2361		4022
	(ii) Other Retail Banking	75602855	67124295		75602855
c)	Wholesale Banking	97368982	87494145	80813661	97368982	80813661
d)	Other Banking Operations	8074870	7813956	7659109	8074870	7659109
e)	Unallocated	1446563	1346941	1257183	1446563	1257183

	Total	246608148	229530532	206853507	246608148	206853507

4	Segment Liabilities
a)	Treasury	7330877	9774905	7727363	7330877	7727363
b)	Retail Banking:	159073252	148370986	129233974	159073252	129233974
	(i) Digital Banking*	4166	2420		4166
	(ii) Other Retail Banking	159069086	148368566		159069086
c)	Wholesale Banking	46455276	39712407	41382531	46455276	41382531
d)	Other Banking Operations	701864	664367	599476	701864	599476
e)	Unallocated	5026977	4253625	3900870	5026977	3900870

	Total	218588246	202776290	182844214	218588246	182844214

5	Capital and Reserves	28019902	26754242	24009293	28019902	24009293

6	Total (4)+(5)	246608148	229530532	206853507	246608148	206853507

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

*Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the year ended March 31, 2023, the Bank has commenced operations at four DBUs and the segment information disclosed above is related to the said DBUs.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 31.03.2023	As at 31.03.2022
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55797	55455
Reserves and Surplus	27964105	23953838
Deposits	188339465	155921744
Borrowings	20676556	18481721
Other Liabilities and Provisions	9572225	8440749

Total	246608148	206853507

ASSETS
Cash and Balances with Reserve Bank of India	11716077	12999564
Balances with Banks and Money at Call and Short notice	7660431	2233130
Investments	51700143	45553570
Advances	160058590	136882093
Fixed Assets	801655	608368
Other Assets	14671252	8576782

Total	246608148	206853507

2	Statement of Cash flow is given below:

	(₹ in lac)
	Year ended
Particulars	31.03.2023	31.03.2022
	Audited	Audited
Cash flows from operating activities:
Profit before income tax	5848531	4901545
Adjustments for:
Depreciation on fixed assets	224248	159980
(Profit) / loss on revaluation of investments	54582	(154640)
Amortisation of premium on held to maturity investments	85120	82132
(Profit) / loss on sale of fixed assets	(829)	334
Provision / charge for non performing assets	1178738	1063348
Provision for standard assets and contingencies	13227	495697
Dividend from subsidiaries	(81098)	(83090)
Employee Stock Options / Units expense	74890	32597

	7397409	6497903

Adjustments for:
Increase in investments	(6333089)	(1219517)
Increase in advances	(24355264)	(24663890)
Increase in deposits	32417721	22415722
Increase in other assets	(5940935)	(3802358)
Increase in other liabilities and provisions	1093070	751796

	4278912	(20344)

Direct taxes paid (net of refunds)	(1547573)	(1400526)

Net cash flow from / (used in) operating activities	2731339	(1420870)

Cash flows from investing activities:
Purchase of fixed assets	(328047)	(214079)
Proceeds from sale of fixed assets	4061	1830
Dividend from subsidiaries	81098	83090

Net cash flow used in investing activities	(242888)	(129159)

Cash flows from financing activities:
Proceeds from issue of share capital, net of issue expenses	341583	260976
Proceeds from issue of Tier 1 and Tier 2 capital bonds	2300000	816275
Redemption of Tier 1 and Tier 2 capital bonds	(1147700)	(365000)
Increase in other borrowings	978761	4466163
Dividend paid during the period	(860452)	(359240)

Net cash flow from financing activities	1612192	4819174

Effect of exchange fluctuation on translation reserve	43171	16510

Net increase in cash and cash equivalents	4143814	3285655

Cash and cash equivalents as at April 1st	15232694	11947039
Cash and cash equivalents as at the year end	19376508	15232694

3

The above financial results have been approved by the Board of Directors at its meeting held on April 15, 2023. The financial results for the year ended March 31, 2023 have been subjected to an audit by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter and year ended March 31, 2022 were audited by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Act read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended including relevant circulars issued by the SEBI from time to time.

5

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

7

The Board of Directors at its meeting held on April 15, 2023, proposed a dividend of ₹ 19.00 per share (previous year: ₹ 15.50 per share), subject to approval of the members at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratios as at March 31, 2023 and March 31, 2022.

8

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. The Scheme shall become effective on filing of the necessary form with the ROC. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme and the equity shares held by HDFC Limited in the Bank will be extinguished.

The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, has vide its order dated March 17, 2023 sanctioned the Scheme. The Bank is in the process of seeking the remaining necessary approvals / permissions and accordingly, the Scheme has not yet been made effective.

9

During the quarter and year ended March 31, 2023, the Bank allotted 29,87,390 and 3,42,01,810 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

10	During the year ended March 31, 2023, the Bank issued Basel III compliant bonds comprised of Additional Tier 1 bonds of ₹ 3,000.00 crore and Tier 2 bonds of ₹ 20,000.00 crore.

11

The COVID-19 virus, a global pandemic affected the world economy over the last two to three years. The extent to which any new wave of COVID-19 will impact the bank’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

12

Details of resolution plan implemented under the Resolution Framework for COVID-19 related Stress as per RBI circulars dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2023 are given below:

	(₹ in crore)
Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous half-year i.e September 30, 2022 (A)	Of (A), aggregate debt that slipped into NPA during the half-year ended March 31, 2023	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this half-year i.e March 31, 2023^
Personal Loans	5,255.92	1,343.06	849.58	330.72	3,582.14
Corporate persons	1,125.67	382.22	2.25	140.38	603.07
Of which, MSMEs	128.14	19.95	0.73	23.04	85.15
Others	1,469.45	347.09	38.65	255.96	866.40
Total	7,851.04	2,072.37	890.48	727.06	5,051.61

#	Represents debt that slipped into NPA and was subsequently written off during the half year ended March 31, 2023.
*	Amount paid by the borrower during the half year is net of additions in the borrower account and including additions due to interest capitalisation.
^	Excludes other facilities to the borrowers aggregating to ₹ 971.62 crore which have not been restructured.

13	Details of loans transferred / acquired during the quarter ended March 31, 2023 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i)	The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii)	Details of ratings of SRs outstanding as on March 31, 2023 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR1	CRISIL	100% - 150%	73.44
RR1	India Ratings	100% - 150%	251.09
RR2	India Ratings	75% - 100%	120.89
RR4	India Ratings	25% - 50%	154.34
Unrated			0.22
		Total	599.98

(iii)	Details of loans not in default acquired through assignment are given below:

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	9,371.85
Weighted average residual maturity (in years)	20.46
Weighted average holding period by the originator (in years)	1.49
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	99.92%

The loans acquired are not rated as these are to non-corporate borrowers.

(iv)	The Bank has not acquired any stressed loan.

14

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

15

Other operating expenses include commission paid to sales agents of ₹ 1,138.57 crore (previous period: ₹ 1,165.19 crore) and ₹ 4,610.13 crore (previous year: ₹ 3,718.81 crore) for the quarter and year ended March 31, 2023 respectively.

16	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

17	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place: Mumbai Date: April 15, 2023	Sashidhar Jagdishan Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2023

		(₹ in lac)
		Quarter ended			Year ended
		31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
	Particulars	Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	4754834	4500211	3557419	17075405	13593641
	a) Interest / discount on advances / bills	3787354	3585005	2794295	13576733	10629534
	b) Income on investments	839038	796486	651223	3117330	2590706
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	37322	26568	71725	114925	263078
	d) Others	91120	92152	40176	266417	110323
2	Other Income	961050	912073	838626	3391205	3175899
3	Total Income (1)+(2)	5715884	5412284	4396045	20466610	16769540
4	Interest Expended	2260603	2050486	1522653	7777994	5858433
5	Operating Expenses (i)+(ii)	1459103	1343779	1101352	5153369	4031243
	i) Employees cost	550071	527753	420063	2001685	1589703
	ii) Other operating expenses	909032	816026	681289	3151684	2441540
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	3719706	3394265	2624005	12931363	9889676
7	Operating Profit before Provisions and Contingencies (3)-(6)	1996178	2018019	1772040	7535247	6879864
8	Provisions (Other than tax) and Contingencies	317909	324419	403055	1385408	1792525
9	Exceptional Items	—	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	1678269	1693600	1368985	6149839	5087339
11	Tax Expense	414868	420057	321496	1534969	1272249
12	Net Profit from Ordinary Activities after tax (10)-(11)	1263401	1273543	1047489	4614870	3815090
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Consolidated Net Profit for the period before minorities’ interest (12)-(13)	1263401	1273543	1047489	4614870	3815090
15	Less: Minorities’ Interest	3954	3711	3188	15159	9815
16	Consolidated Net Profit for the period attributable to the group (14)-(15)	1259447	1269832	1044301	4599711	3805275
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55797	55768	55455	55797	55455
18	Reserves excluding revaluation reserves				28887955	24677162
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (`) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	22.58	22.78	18.84	82.64	68.77
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	22.46	22.68	18.73	82.27	68.31

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Year ended
		31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
Particulars		Audited (Refer note 6)	Unaudited	Audited (Refer note 6)	Audited	Audited
1	Segment Revenue
a)	Treasury	948254	955078	789877	3432291	3438512
b)	Retail Banking:	4016052	3530186	3074825	14227315	11518991
	(i) Digital Banking*	51	13		64
	(ii) Other Retail Banking	4016001	3530173		14227251
c)	Wholesale Banking	2653476	2537451	1768754	9181732	6648293
d)	Other Banking Operations	1028605	948259	841062	3784503	3192860
e)	Unallocated	109180	104476	(1218)	254876	(1218)
	Total	8755567	8075450	6473300	30880717	24797438
	Less: Inter Segment Revenue	3039683	2663166	2077255	10414107	8027898

	Income from Operations	5715884	5412284	4396045	20466610	16769540

2	Segment Results
a)	Treasury	104312	77494	138376	209649	893951
b)	Retail Banking:	397648	440906	409644	1416354	922324
	(i) Digital Banking*	(37)	(48)		(85)
	(ii) Other Retail Banking	397685	440954		1416439
c)	Wholesale Banking	855913	849435	615697	3364199	2505301
d)	Other Banking Operations	379531	327001	233364	1269761	924442
e)	Unallocated	(59135)	(1236)	(28096)	(110124)	(158679)

	Total Profit Before Tax and Minority Interest	1678269	1693600	1368985	6149839	5087339

3	Segment Assets
a)	Treasury	64110856	65748833	55176734	64110856	55176734
b)	Retail Banking:	75606877	67126656	61946820	75606877	61946820
	(i) Digital Banking*	4022	2361		4022
	(ii) Other Retail Banking	75602855	67124295		75602855
c)	Wholesale Banking	97368982	87494145	80813661	97368982	80813661
d)	Other Banking Operations	14509965	13792050	13099032	14509965	13099032
e)	Unallocated	1446563	1346941	1257183	1446563	1257183

	Total	253043243	235508625	212293430	253043243	212293430

4	Segment Liabilities
a)	Treasury	7330877	9774903	7727363	7330877	7727363
b)	Retail Banking:	159073252	148370986	129233974	159073252	129233974
	(i) Digital Banking*	4166	2420		4166
	(ii) Other Retail Banking	159069086	148368566		159069086
c)	Wholesale Banking	46455276	39712407	41382531	46455276	41382531
d)	Other Banking Operations	6127083	5692211	5244034	6127083	5244034
e)	Unallocated	5026977	4253626	3900870	5026977	3900870

	Total	224013465	207804133	187488772	224013465	187488772

5	Capital and Reserves	29029778	27704492	24804658	29029778	24804658

6	Total (4)+(5)	253043243	235508625	212293430	253043243	212293430

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

*Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the year ended March 31, 2023, the Bank has commenced operations at four DBUs and the segment information disclosed above is related to the said DBUs.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 31.03.2023	As at 31.03.2022
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	55797	55455
Reserves and Surplus	28887955	24677162
Minority Interest	86026	72041
Deposits	188266325	155800303
Borrowings	25654866	22696650
Other Liabilities and Provisions	10092274	8991819

Total	253043243	212293430

ASSETS
Cash and balances with Reserve Bank of India	11718928	13003071
Balances with Banks and Money at Call and Short notice	7995853	2535502
Investments	51158171	44926386
Advances	166194929	142094228
Fixed Assets	828255	628328
Other Assets	15132228	9091036
Goodwill on Consolidation	14879	14879

Total	253043243	212293430

2	Consolidated Statement of Cash flow is given below:

	(₹ in lac)
	Year ended
Particulars	31.03.2023	31.03.2022
	Audited	Audited
Cash flows from operating activities:
Consolidated profit before income tax	6134680	5077524
Adjustment for:
Depreciation on fixed assets	234547	168073
(Profit) / loss on revaluation of investments	54582	(154640)
Amortisation of premium on held to maturity investments	85120	82132
(Profit) / loss on sale of fixed assets	(805)	325
Provision / charge for non performing assets	1356119	1328695
Provision for standard assets and contingencies	29289	541821
Employee Stock Options / Units expense	78706	34124

	7972238	7078054

Adjustments for:
Increase in investments	(6418203)	(1084922)
Increase in advances	(25456945)	(24894613)
Increase in deposits	32466022	22428215
Increase in other assets	(5890979)	(4004470)
Increase in other liabilities and provisions	1045986	765595

	3718119	287859

Direct taxes paid (net of refunds)	(1636749)	(1483816)

Net cash flow from / (used in) operating activities	2081370	(1195957)

Cash flows from investing activities:
Purchase of fixed assets	(346657)	(223624)
Proceeds from sale of fixed assets	4268	1991

Net cash flow used in investing activities	(342389)	(221633)

Cash flows from financing activities:
Increase in minority interest	19896	13583
Proceeds from issue of share capital, net of issue expenses	341583	260976
Proceeds from issue of Tier 1 and Tier 2 capital bonds	2300000	831275
Redemption of Tier 1 and Tier 2 capital bonds	(1207700)	(365000)
Increase in other borrowings	1800729	4430808
Dividend paid during the year	(860452)	(359240)

Net cash flow from financing activities	2394056	4812402

Effect of exchange fluctuation on translation reserve	43171	16510

Net increase in cash and cash equivalents	4176208	3411322

Cash and cash equivalents as at April 1st	15538573	12127251
Cash and cash equivalents as at the year end	19714781	15538573

3

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and HDB Employee Welfare Trust. These financial results have been approved by the Board of Directors at its meeting held on April 15, 2023. The financial results for the year ended March 31, 2023 have been subjected to an audit by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter and year ended March 31, 2022 were audited by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

4

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Act read with relevant rules issued thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended including relevant circulars issued by the SEBI from time to time.

5

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars/ directions.

6

The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.

7

The Board of Directors at its meeting held on April 15, 2023, proposed a dividend of ₹ 19.00 per share (previous year: ₹ 15.50 per share), subject to approval of the members at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratios as at March 31, 2023 and March 31, 2022.

8

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. The Scheme shall become effective on filing of the necessary form with the ROC. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme and the equity shares held by HDFC Limited in the Bank will be extinguished.

The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, has vide its order dated March 17, 2023 sanctioned the Scheme. The Bank is in the process of seeking the remaining necessary approvals / permissions and accordingly, the Scheme has not yet been made effective.

9

The COVID-19 virus, a global pandemic affected the world economy over the last two to three years. The extent to which any new wave of COVID-19 will impact the group’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

10

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

11	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

12	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place: Mumbai Date: April 15, 2023	Sashidhar Jagdishan Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2023

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and year ended March 31, 2023, at its meeting held in Mumbai on Saturday, April 15, 2023. The accounts have been subjected to an audit by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue grew by 20.3% to ₹ 34,552.8 crore for the quarter ended March 31, 2023 from ₹ 28,733.9 crore for the quarter ended March 31, 2022. The consolidated net profit for the quarter ended March 31, 2023 was ₹ 12,594.5 crore, up 20.6%, over the quarter ended March 31, 2022. Earnings per share for the quarter ended March 31, 2023 was at ₹ 22.6 and book value per share as of March 31, 2023 was ₹ 518.7.

The consolidated net profit for the year ended March 31, 2023 was ₹ 45,997.1 crore, up 20.9%, over the year ended March 31, 2022.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2023

The Bank’s net revenue grew by 21.0% to ₹ 32,083.0 crore for the quarter ended March 31, 2023 from ₹ 26,509.8 crore for the quarter ended March 31, 2022.

Net interest income (interest earned less interest expended) for the quarter ended March 31, 2023 grew by 23.7% to ₹ 23,351.8 crore from ₹ 18,872.7 crore for the quarter ended March 31, 2022. Core net interest margin was at 4.1% on total assets, and 4.3% based on interest earning assets.

Other income (non-interest revenue) at ₹ 8,731.2 crore was 27.2% of the net revenues for the quarter ended March 31, 2023 as against ₹ 7,637.1 crore in the corresponding quarter ended March 31, 2022. The four components of other income for the quarter ended March 31, 2023 were fees & commissions of ₹ 6,628.1 crore (₹ 5,630.3 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 1,010.5 crore (₹ 804.5 crore in the corresponding quarter of the previous year), net trading and mark to market loss of ₹ 37.7 crore (gain of ₹ 47.6 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,130.2 crore (₹ 1,154.7 crore in the corresponding quarter of the previous year). Other income, excluding net trading and mark to market income, grew by 15.5% over the quarter ended March 31, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended March 31, 2023 were ₹ 13,462.1 crore, an increase of 32.6% over ₹ 10,152.8 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 42.0%.

Pre-provision Operating Profit (PPOP) was at ₹ 18,620.9 crore. PPOP, excluding net trading and mark to market income, grew by 14.4% over the quarter ended March 31, 2022.

Provisions and contingencies for the quarter ended March 31, 2023 were ₹ 2,685.4 crore as against ₹ 3,312.4 crore for the quarter ended March 31, 2022.

The total credit cost ratio was at 0.67%, as compared to 0.96% for the quarter ending March 31, 2022.

Profit before tax (PBT) for the quarter ended March 31, 2023 was at ₹ 15,935.5 crore. After providing ₹ 3,888.1 crore for taxation, the Bank earned a net profit of ₹ 12,047.5 crore, an increase of 19.8% over the quarter ended March 31, 2022.

Balance Sheet: As of March 31, 2023

Total balance sheet size as of March 31, 2023 was ₹ 2,466,081 crore as against ₹ 2,068,535 crore as of March 31, 2022, a growth of 19.2%.

Total Deposits showed a healthy growth and were at ₹ 1,883,395 crore as of March 31, 2023, an increase of 20.8% over March 31, 2022. CASA deposits grew by 11.3% with savings account deposits at ₹ 562,493 crore and current account deposits at ₹ 273,496 crore. Time deposits were at ₹ 1,047,406 crore, an increase of 29.6% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 44.4% of total deposits as of March 31, 2023.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Total advances as of March 31, 2023 were ₹ 1,600,586 crore, an increase of 16.9% over March 31, 2022. Gross of transfers through inter-bank participation certificates and bills rediscounted, total advances grew by 21.2% over March 31, 2022. Domestic retail loans grew by 20.8%, commercial and rural banking loans grew by 29.8% and corporate and other wholesale loans grew by 12.6%. Overseas advances constituted 2.6% of total advances.

Profit & Loss Account: Year ended March 31, 2023

For the year ended March 31, 2023, the Bank earned a total income of ₹ 192,800.4 crore as against ₹ 157,263.0 crore for the year ended March 31, 2022. Net revenues (net interest income plus other income) for the year ended March 31, 2023 were ₹ 118,057.1 crore, as against ₹ 101,519.5 crore for the year ended March 31, 2022. Net profit for the year ended March 31, 2023 was ₹ 44,108.7 crore, up 19.3% over the year ended March 31, 2022.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.3% as on March 31, 2023 (18.9% as on March 31, 2022) as against a regulatory requirement of 11.7% which includes Capital Conservation Buffer of 2.5%, and an additional requirement of 0.2% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.1% as of March 31, 2023 compared to 17.9% as of March 31, 2022. Common Equity Tier 1 Capital ratio was at 16.4% as of March 31, 2023. Risk-weighted Assets were at ₹ 1,586,635 crore (as against ₹ 1,353,511 crore as at March 31, 2022).

DIVIDEND

The Board of Directors recommended a dividend of ₹ 19.0 per equity share of ₹ 1 for the year ended March 31, 2023, as against ₹ 15.5 per equity share of ₹ 1 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NETWORK

As of March 31, 2023, the Bank’s distribution network was at 7,821 branches and 19,727 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 3,811 cities / towns as against 6,342 branches and 18,130 ATMs / CDMs across 3,188 cities / towns as of March 31, 2022. 52% of our branches are in semi-urban and rural areas. In addition, we have 15,921 business correspondents, which are primarily manned by Common Service Centres (CSC). Number of employees were at 173,222 as of March 31, 2023 (as against 141,579 as of March 31, 2022).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

Gross non-performing assets were at 1.12% of gross advances as on March 31, 2023 (0.94% excluding NPAs in the agricultural segment), as against 1.23% as on December 31, 2022 (1.00% excluding NPAs in the agricultural segment), and 1.17% as on March 31, 2022 (1.01% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.27% of net advances as on March 31, 2023.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on March 31, 2023, the Bank held 95.6% stake in HSL. For the quarter ended March 31, 2023, HSL’s total revenue was at ₹ 486.1 crore, as against ₹ 509.7 crore for the quarter ended March 31, 2022. Profit after tax for the quarter was at ₹ 193.8 crore, as against ₹ 235.6 crore for the quarter ended March 31, 2022.

For the year ended March 31, 2023, HSL’s total income was at ₹ 1,891.6 crore, as against ₹ 1,990.3 crore for the year ended March 31, 2022. Net profit for the year was at ₹ 777.2 crore, as against ₹ 984.3 crore for the year ended March 31, 2022.

As on March 31, 2023, HSL had 209 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to customer segments such as individuals, emerging businesses and micro enterprises which are typically different from the segments that the Bank caters to. As on March 31, 2023, the Bank held 94.8% stake in HDBFSL.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For the quarter ended March 31, 2023, HDBFSL’s net revenue was at ₹ 2,262.5 crore as against ₹ 2,141.4 crore for the quarter ended March 31, 2022, a growth of 5.7%. Profit after tax for the quarter ended March 31, 2023 was ₹ 545.5 crore compared to ₹ 427.1 crore for the quarter ended March 31, 2022, a growth of 27.7%.

For the year ended March 31, 2023, HDBFSL’s net revenue grew by 11.4% to ₹ 8,891.0 crore (as against ₹ 7,980.8 crore in the previous year). Profit after tax for the year ended March 31, 2023 was ₹ 1,959.4 crore compared to ₹ 1,011.4 crore in the previous year, a growth of 93.7%.

The total loan book was ₹ 70,031 crore as on March 31, 2023. Stage 3 loans were at 2.73% of gross loans. As on March 31, 2023, total CAR was at 20.1% with Tier-I CAR at 15.9%.

As on March 31, 2023, HDBFSL had 1,492 branches across 1,054 cities / towns.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com